UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: July 25, 2008                         /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           Chairman


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KOLA MINING CORP.                                              TRADING SYMBOLS
                                                                    TSXV - KM
598-999 CANADA PLACE                                               OTCBB - CTMHF
VANCOUVER, B.C. V6C 3E1                                        FRANKFURT - C8M

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                  KOLA MINING ANNOUNCES GRANT OF STOCK OPTIONS

JULY 25, 2008

VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) is pleased to announce the grant of incentive stock options to purchase up to 2,600,000 shares at $0.36 for a period of five years.

To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.



On behalf of the Board of Directors of KOLA MINING CORP.


/s/ IGOR KOVARSKY
_________________________________
Igor Kovarsky
President & CEO


        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



Contact:

Kola Mining Corp.
Andrew Fedak
604.694.1600
www.kolamining.com

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